Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 21, 2013

Dear Shareholders,

You are cordially invited to attend the extraordinary general meeting (the “EGM”) of shareholders of Melco Crown Entertainment Limited (the “Company”) which will be held at 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong on Friday, June 21, 2013 at 10:00 a.m. (Hong Kong time). The meeting is being held for the purposes of considering and, if thought fit, passing, with or without modification, the following resolution as an ordinary resolution of the Company:

“THAT (a) the rules of the proposed share incentive plan of Melco Crown (Philippines) Resorts Corporation (the “MCP Share Incentive Plan”, a copy of which has been produced to this meeting marked “A” and initialled by the chairman of the meeting for the purpose of identification); and (b) the grant of options and issue of shares in Melco Crown (Philippines) Resorts Corporation pursuant to the MCP Share Incentive Plan be and are hereby approved and the directors of the Company be and are hereby authorised to execute such documents and take such action as they deem appropriate for the foregoing purpose.”

Notes:

1.

In order to identify shareholders who will be entitled to attend and vote at the meeting or any adjournment that may take place, all transfer forms accompanied by the relevant share certificates must have been lodged with the Company’s share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on June 19, 2013. Shareholders whose names appear on the register of members of the Company at the close of business on June 19, 2013 shall be entitled to attend and vote at the meeting or any adjournment that may take place.

2.	A shareholder entitled to attend and vote at the meeting convened by the notice is entitled to appoint one or more proxies to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company.

3.	Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as promptly as possible but not later than 48 hours prior to the EGM or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the EGM or adjourned meeting.

4.	In accordance with the Listing Rules, voting on the above resolution will be taken by poll.

By Order of the Board
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, June 4, 2013

As at the date of this document, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

2